EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	10/03/11
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, JMS Investor Meetings Presentation
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	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Slide presentation JMS Investor Meetings
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8-K	submissionpdf.pdf
	Printable copy of CHCO Form 8-K and Exhibit 99.1, JMS Investor Meetings

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
October 3, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain investors on Tuesday, October 4, 2011. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.cityholding.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>October 3, 2011</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



Janney, Montgomery, Scott LLC
Chicago

October 4, 2011

Forward looking statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- Total Assets $2.7 bil
- Branches   68
- FTE   795
- Market Cap $407 mil
- Institutional Ownership   63%
- Average Daily Volume $2.1 mil

Date: September 30, 2011

City Holding Company

Value in the banking sector?
Checklist for success in current environment:

- Capital
  - Strongly capitalized
- Markets
  - Solid distribution network
  - Stable geographic markets
  - Disciplined competition
- Performance
  - Strong net interest margin
  - Strong NIM management
  - Strong fee income
  - Ability to control expenses

- Growth
  - Liquidity to grow
  - Ability to grow share in market
  - Opportunity to grow into new markets
- Management

City Holding Company

City Holding Company

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

City Holding Company

Key markets



2nd Branch Share & 8% Deposit Share in Morgan, Berkeley & Jefferson Co. WV $2.1Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA $4.2 Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $5.7 Billion
1st & 27% Deposit Share $1.9 Billion
Ohio
West Virginia
70
79
68
81
64
77
Clarksburg
Ripley
Chesapeake, OH
Huntington
Cross Lanes
Milton
Teays Valley
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

City Holding Company

The key to City's success: an enviable deposit franchise

- Branches   68
- Average Deposits per Branch $32.9 MM
- Average Households per Branch   2,291
- Average Deposit Share   12.5%
- Average Household Share   42%

City Holding Company

City's deposit franchise:

($000's omitted)	Deposits	Share	Branches	Share
Charleston MSA	$574,866	10%	17	17%
Huntington/Ashland MSA	$366,184	9%	13	12%
Beckley MSA	$322,515	28%	7	25%
Greenbrier County, WV (Lewisburg)	$179,306	25%	6	33%
Eastern Panhandle Counties	$172,615	8%	7	13%
Mason County, WV	$83,879	26%	3	33%
Braxton County, WV	$65,615	33%	3	38%
Paintsville, KY	$94,723	24%	2	22%

City Holding Company

Low cost and stable deposits:



Data: December 31, 2010

City *Holding Company*

Solid core deposits drive strong net interest margin:



3.89%

2003 2004 2005 2006 2007 2008 2009 2010 Sep-11

$1 to $5B Peer —CHCO

Peer Data as of June 30, 2011

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+17.5%
+300 Bp	+12.0%
+200 Bp	6.8%
+100 Bp	1.4%

Data: June 30, 2011

City Holding Company

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



- Non Interest Income
- Net Interest Income

*As of December 31, 2010. Non-interest income excludes investment gains/(losses)

Peer Group



- Non Interest Income
- Net Interest Income

Sample of 284 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2010, excluding investment gains/(losses)

City Holding Company

Non-interest income is branch driven:

	2006	2007	2008	2009	2010	2011 YTD
Branch Service Charges	42.6	44.4	46.0	45.0	40.0	28.7
Insurance	2.3	4.1	4.2	5.6	5.5	4.5
Investment Management	2.1	2.0	2.2	2.3	2.8	2.2
BOLI	2.4	2.5	2.9	3.3	3.4	2.3

2011 Data as of September 30, 2011

City Holding Company

City's deposit franchise:

Decreases in branch service charges reflect :
- Real-time processing in May 2010
- Regulation E in August 2011

Branch Service Charges	2008	2009	2010	2011
Fiscal Year	46.0	45.0	40.0	
1st Nine Mo. of Year	34.5	33.4	30.4	28.7
1st Quarter	11.2	10.4	10.2	9.1
2nd Quarter	11.3	11.3	10.5	9.9
3rd Quarter	12.0	11.7	9.7	9.8
4th Quarter	11.5	11.6	9.6	

City Holding Company

Service Charge challenges:

- NSF - real-time processing - May 2010
- NSF - Regulation E - August 2010
- NSF - forthcoming OCC Guidance - 2012
- Durbin Amendment - Effective Fall 2011

City *Holding Company*

Service Charge competitive landscape:



DON'T GET THROWN UNDER THE
BUS WITH BANK FEES
City National Best Free Checking
City

	Actions
BB&T	$10 monthly svc charge
Chase	$12 monthly svc charge
United	Still offers free checking
Huntington	Still offers free checking
Fifth Third	$15 monthly svc charge
FCBC	Still offers free checking



You live free. Shouldn't you bank free?
City



IS
YOUR BANK
TAKING YOU TO THE
CLEANERS ON HIDDEN FEES?
City

City Holding Company

Asset quality:
A function of culture and market

- City's loans are 60% retail/40% commercial
- City's market area tends to be more stable
- Real estate prices in City's market area have been relatively stable
- City's past-due loan trends are stable
- City's non-performing asset levels are stronger than peers
- City has been aggressive about charging down non-performing loans

City Holding Company

Conservative loan portfolio mix

City Holding Company



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

As of June 30, 2011

Peer Group



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Sample of 283 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2010

City *Holding Company*

Retail loan facts:

- Residential real estate are 1,3,5 and 10 Yr ARMs
- No sub-prime, interest-only, option adjustable
- Home equity loans include LOCs, fixed amortizing loans, non-purchase adjustable loans
- 65% of home equity loans are 1st lien position
- 66% of home equity loans have an LTV < 80%
- Ave loan balance for residential real estate is $78,000
- Ave loan balance for home equity loans is $35,000

City *Holding Company*

Stable past-due loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets



Charge-off trends:



Source: FDIC, All Insured Depository Institutions

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of June 30, 2011

City *Holding Company*

Net charge-offs: 2010

Net C/O: $7.4 MM   (0.41% of Average Loans)
Provision $7.1 MM



Retail charge-offs: 2010



CHCO *consistently* strong performance

	2006	2007	2008	2009	2010	2010 Regional Peer Median
Reported ROA	2.11%	2.03%	1.12%	1.63%	1.47%	0.88% - 95th %ile
ROTE	22.4%	21.0%	11.4%	18.0%	15.1%	12.2% - 75th %ile
Tangible Common Equity/TA	10.1%	9.7%	8.83%	9.78%	10.01%	9.19% - 85th %ile
NIM	4.56%	4.34%	4.64%	4.18%	4.06%	3.98% - 55th %ile
Efficiency Ratio	44.5%	45.9%	46.3%	50.0%	51.6%	58.9% - 95th %ile
Non-Int Rev/Total Rev*	36.3%	36.6%	35.9%	37.9%	36.3%	28.3% - 95th %ile

* Non-int rev excludes gain on Visa IPO; securities losses

City Holding Company

Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

City *Holding Company*

Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	**68**	**$ 2.2 B**	**$33 million**
BBT	36	$ 3.3 B	$92 million
JPM	20	$ 1.2 B	$60 million
UBSI	20	$ 1.2 B	$60 million
HBAN	14	$ 0.9 B	$64 million
FITB	10	$ 0.4 B	$40 million

Includes branches within 5 miles of City branch
Source: SNL

City *Holding Company*

Growth:

Expanding retail distribution to capture additional retail households



Source: SNL

City Holding Company

City opened four Wal-Marts in key markets where it had significant share




City Holding Company

Branch renovations/expansions to meet customer demand






Eastern panhandle expansion exhibits strong demographics







City *Holding Company*

Sept 2010
Expansion into South Charleston WV has encouraging early results





City Holding Company

De novo branch results



CityInsurance: Growing

Revenues

- 2006 $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million
- 2010 $5.5 million
- 2011 YTD (9/30) $4.5 million

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty

Markets

Charleston (3 locations)

Huntington
Ripley
Beckley
Martinsburg
Ashland

Acquisitions

Dickens & Clark (Teays Valley)

Patton Insurance - Nitro
Millcreek Insurance - Ripley
Ashland Area Insurance

City Holding Company

Trust AUM: Strong growth
CAGR (December 31, 2004-September 30, 2011) of 8.96%



CHCO: Capital flexibility

- Tangible common equity at 6/30/11: 9.56%
- No TARP!!!!
- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - Dividend yield of 5.00% (as of 9/30/11)
  - Dividend payout ratio 53% (Analyst est.EPS for 2011)
- Share repurchases
  - Purchased 606,500 shares during 1st Nine Months of 2011 (3.9%)
  - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

City *Holding Company*

Share Count:



Growth per share (12/31/04 - 12/31/10):

- Loans per share: 8.2% CAGR
- Deposits per share: 5.9% CAGR
- Non-interest inc per share: 3.1% CAGR
- Expenses per share: 4.3% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

City Holding Company

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking at FDIC and non-FDIC deals
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

City *Holding Company*

Acquisition territory:


Detroit
Toledo
Cleveland
Pittsburgh
Harrisburg
Trenton
Philadelphia
Columbus
Cincinnati
Frankfort
Lexington
Louisville
Dover
Baltimore
Washington
Richmond
Virginia Beach
Raleigh
Charlotte
Columbia
Atlanta
250mi
All rights reserved

An experienced management team

TITLE	EXPERIENCE	AGE	JOINED
CEO	PPLS; CHCO CFO; PHD	49	2001
EVP - Retail	PPLS	55	2001
EVP - Commercial	One Valley; BB&T, CPA	61	2004
CFO	Public Accounting, CPA	46	2005
CAO/CIO	City National Bank	47	1989
SVP - Branches	BB&T	42	2001
SVP - CCO	United Bankshares, CPA	37	1998
SVP - CRO	BB&T	55	2001
SVP Consumer	Bank One	44	2001
SVP Mortgage	United Bankshares	59	2004
SVP Trust	City National Bank	56	1985
SVP Insurance	Rogers; Principal	41	2007
Treasurer	City National Bank	44	1990

Value in the banking sector?

Checklist for success in current environment:

Capital

- Strongly capitalized **-** *Top 10%*

Markets

- Solid distribution network - *Excellent*
- Stable geographic markets - *Yes; WV & E Kentucky*
- Disciplined competition - *Yes; see NIM*

Performance

- Strong net interest margin - *Yes*
- Strong NIM management - *See results (floors)*
- Dependence on NII - *Top decile*
- Ability to control expenses - *Top decile efficiency ratio*

Growth

- Liquidity to grow **-** *Extremely strong*
- Ability to grow share in market **-** *5-mile branch share 32%; deposit share 14%*
- Opportunity to grow into new markets - *Well positioned*
- Management - *Experienced team with great results*

City *Holding Company*

CHCO represents good value and stability

- **Pricing Metrics*:**
- Price to Book: 131%
- Price to Tangible Book: 160%
- Price to 2011 Projected Earnings**   10.5x
- Dividend Yield   5.0%
- Div Payout Ratio (First Call)**   53%
- Tangible Capital/Tangible Assets   9.56%
- Institutional Ownership   63%

*   Based on Price of $26.99 (9/30/11)

** Based on analyst estimate of $2.56 (average of 8)